# ARKISYS, INC.

## FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS

Independent Accountant's Review Report ................................................................................................................ 2

Balance Sheet ................................................................................................................................................................ 3

Statement of Income ..................................................................................................................................................... 4

Statement of Equity ...................................................................................................................................................... 5

Statement of Cash Flows ............................................................................................................................................. 6

Notes to the Financial Statements ............................................................................................................................. 7



# Belle Business Services
*Certified Public Accountants*

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors
Arkisys, Inc.
Los Alamitos, California

We have reviewed the accompanying financial statements of Arkisys, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Arkisys, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

### Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Belle Business Services, LLC*

Belle Business Services, LLC
April 25, 2022

**ARKISYS, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2021**
**(unaudited)**

**ASSETS**

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 31,830 |
| Prepaid expenses and other current assets | | 3,317 |
| TOTAL CURRENT ASSETS | | 35,147 |
| **PROPERTY AND EQUIPMENT** | | |
| Property and equipment, net | | 95,726 |
| **OTHER ASSETS** | | |
| Intangible assets, net | | 73,887 |
| **TOTAL ASSETS** | $ | 204,760 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | 14,442 |
| Note payable - related party | | 1,970 |
| TOTAL CURRENT LIABILITIES | | 16,412 |
| **TOTAL LIABILITIES** | | 16,412 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock - class A, see note 6 | | 254,325 |
| Common stock - class B, see note 6 | | - |
| Accumulated deficit | | (65,977) |
| TOTAL SHAREHOLDERS' EQUITY | | 188,348 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 204,760 |

See independent accountant's review report and accompanying notes to financial statements.

**ARKISYS, INC.**
**STATEMENT OF INCOME**
**DECEMBER 31, 2021**
**(unaudited)**

| | | |
|---|---|---:|
| **REVENUES** | $ | 525,000 |
| **COST OF GOODS SOLD** | | 345,245 |
| **GROSS PROFIT** | | 179,755 |
| **OPERATING EXPENSES** | | |
| Contractor expense | | 6,300 |
| General and administrative | | 74,231 |
| Sales and marketing | | 25,776 |
| Stock based compensation | | 84,825 |
| **TOTAL OPERATING EXPENSES** | | 191,132 |
| **NET OPERATING INCOME/(LOSS)** | | (11,377) |
| **OTHER INCOME/(EXPENSES)** | | |
| Interest expense | | (300) |
| **TOTAL OTHER INCOME/(EXPENSES)** | | (300) |
| **NET INCOME/(LOSS)** | $ | (11,677) |

See independent accountant's review report and accompanying notes to financial statements.

**ARKISYS, INC.**
**STATEMENT OF EQUITY**
**DECEMBER 31, 2021**
**(unaudited)**

| | Common Stock - Class A | | Common Stock - Class B | | Retained Earnings (Accumulated Deficit) | Tota |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | |
| **BEGINNING BALANCE, JANUARY 1, 2021** | 12,371,712 | $ 169,500 | - | $ - | $ (54,300) | $ 11 |
| Stock based compensation | 825,001 | 84,825 | - | - | - | $ 8 |
| Net loss | - | - | - | - | (11,677) | $ (1 |
| **ENDING BALANCE, DECEMBER 31, 2021** | 13,196,713 | $ 254,325 | - | $ - | $ (65,977) | $ 18 |

**ARKISYS, INC.**
**STATEMENT OF CASH FLOWS**
**DECEMBER 31, 2021**
**(unaudited)**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net income (loss) | $ | (11,677) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Stock compensation expense | | 84,825 |
| Amortization and depreciation expense | | 12,425 |
| (Increase) decrease in assets: | | |
| Prepaid expenses and other current assets | | (3,317) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | | (22,293) |
| **CASH PROVIDED BY OPERATING ACTIVITIES** | | 59,963 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash used for intangible assets | | (39,700) |
| Cash used for fixed assets | | (81,671) |
| **CASH USED FOR INVESTING ACTIVITIES** | | (121,371) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Repayment of note payable - related party | | (10,000) |
| **CASH USED FOR FINANCING ACTIVITIES** | | (10,000) |
| | | |
| **NET DECREASE IN CASH** | | (71,408) |
| **CASH AT BEGINNING OF YEAR** | | 103,238 |
| **CASH AT END OF YEAR** | $ | 31,830 |
| | | |
| **CASH PAID DURING THE YEAR FOR:** | | |
| **INTEREST** | $ | 300 |
| **INCOME TAXES** | $ | - |

See independent accountant's review report and accompanying notes to financial statements.

1.     **Summary of Significant Accounting Policies**

*The Company*
Arkisys, Inc. (the "Company") was incorporated in the State of California on November 14, 2014. The Company builds Space platforms and vessels that will be able to be re-docked and re-used again and again, enabling low cost lease-based services for new innovations, inventions, communications, and creative assemblies in Space.

*Going Concern*
Since Inception, the Company has relied on funds from related party notes and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

*Fiscal Year*
The Company operates on a December 31st year-end.

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.    <u>**Summary of Significant Accounting Policies (continued)**</u>

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

*Intangible Assets*
The Company has recorded intangible assets at cost. The intangible assets consist of the costs associated with developing their prototype satellite ("proto-qual") unit, which includes the research and development of the unit, software, and associated patents and trademarks.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. As of December 31, 2021, the Company has determined that impairment is not required for the year.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $5,480 for the year ended December 31, 2021.

*Property and Equipment*
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The prototype satellite ("proto-qual") unit is depreciated over fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1.  **Summary of Significant Accounting Policies (continued)**

    *Income Taxes*
    The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

    The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

    The Company is subject to franchise and income tax filing requirements in the State of California.

    *Fair Value of Financial Instruments*
    Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

    Level 1          - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2          - Include other inputs that are directly or indirectly observable in the marketplace.

    Level 3          - Unobservable inputs which are supported by little or no market activity.

    The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

    Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.  **Summary of Significant Accounting Policies (continued)**

    *Concentrations of Credit Risk*
    From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

    *Revenue Recognition*
    Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling space platforms. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $525,000 in revenue.

    *Stock Compensation Expense*
    ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

    The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021, was $84,825.

    *Advertising Expenses*
    The Company expenses advertising costs as they are incurred.

    *Organizational Costs*
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    *New Accounting Pronouncements*
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.      <u>**Summary of Significant Accounting Policies (continued)**</u>

*New Accounting Pronouncements (continued)*
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities.
The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.  ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.      <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

| | | |
|---|---|---|
| Product development | $ | 104,171 |
| | | 104,171 |
| Less: Accumulated depreciation | | (8,445) |
| Total | $ | 95,726 |

**3.**     **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

**4.**     **Note Payable – Related Party**

In 2020, a related party have provided short-term loans to the Company valued at $1,970 as of December 31, 2021. Interest is accrued annually at 1.5% per annum. There are no minimum monthly payments. Management intends to pay back the related party loans in the next year.

**5.**     **Prior Period Adjustment**

Subsequent to the reviewed financial statements being submitted and prior to the issuance of the December 31, 2021 financial statements, the Company determined that it incurred some expenses related to the development of its prototype satellite during the year ending December 31, 2020. The Company elected to remove these from costs of goods sold and capitalize them on their balance sheet instead. Additionally, the Company further analyzed costs associated with the research and development of the prototype satellite and determined that it should have capitalized these expenses during the year ending December 31, 2020. Additionally, upon filing their 2020 tax return, they determined the need to remove the deferred tax asset from the balance sheet. The Company reported the following changes during the year ending December 31, 2020:

**Balance Sheet as of December 31, 2020**

|  | As initially reported | Restated |
|---|---|---|
| Cash | 103,238 | 103,238 |
| Fixed assets | - | 21,000 |
| Intangible assets | - | 39,667 |
| Deferred tax asset | 9,787 | - |
| Total Assets | $113,025 | $ 163,905 |
|  |  |  |
| Accounts Payable | 36,735 | 36,735 |
| Note payable - released party | 11,970 | 11,970 |
| Common Stock | 169,500 | 169,500 |
| Accumulated deficit | (105,180) | (54,300) |
| Total Liabilities and Equity | $113,025 | $ 163,905 |

**5.** **Prior Period Adjustment (continued)**

### Statement of Income, Year Ending December 31, 2020

|  | As initially reported | Restated |
|---|---|---|
| Revenues | 541,000 | 541,000 |
| Costs of Goods Sold | 380,338 | 319,671 |
| Gross Profit | 160,662 | 221,329 |
| Operating Expenses | 100,458 | 100,458 |
| Net Income Before Taxes | 60,204 | 120,871 |
| Income Tax Expense | (18,567) | (28,354) |
| Net Income | $ 41,637 | $ 92,517 |

**6.** **Equity**

*Common Stock – Class A*
Under the amended articles of incorporation, the total number of common shares of class A common stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.00 par value per share. As of December 31, 2021, 13,534,213 shares have been issued and are outstanding.

*Common Stock – Class B*
Under the amended articles of incorporation, the total number of common shares of class B common stock that the Corporation shall have authority to issue is 5,000,000 shares, at $0.00 par value per share. As of December 31, 2021, no shares have been issued and are outstanding.

*Equity Incentive*
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of common stock to its employees, advisors and subcontractors. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Shares are generally granted in lieu of compensation; those share awards generally vest based on one year of continuous service and with a three-month cliff period. As of December 31, 2021, 825,001 shares have been issued under the Plan. The Company has recorded stock-based compensation of $84,825 as of December 31, 2021.

7. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on November 14, 2014, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. **Subsequent Events**

*Crowdfunding Offering*
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

The Company currently has non-binding commitments of $120,843 associated with this raise.

*Stock Issuance*
In 2022, the Company issued an additional 125,000 shares of its common stock to an employee under it's equity incentive plan, discussed in Note 6.

*Managements Evaluation*
The Company has evaluated subsequent events through April 25, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

# ARKISYS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS

Independent Accountant's Review Report ................................................................................................................. 2

Balance Sheets ......................................................................................................................................................... 3

Statements of Income .............................................................................................................................................. 4

Statements of Equity ............................................................................................................................................... 5

Statements of Cash Flows ....................................................................................................................................... 6

Notes to the Financial Statements .......................................................................................................................... 7



*Belle Business Services*

*Certified Public Accountants*

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors
Arkisys, Inc.
Los Alamitos, California

We have reviewed the accompanying financial statements of Arkisys, Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

*Accountant's Conclusion*
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Going Concern*
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Belle Business Services, LLC*

Belle Business Services, LLC
October 20, 2021

**ARKISYS, INC.**
**BALANCE SHEETS**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

**ASSETS**

|  | 2020 | 2019 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 103,238 | $ 73 |
| TOTAL CURRENT ASSETS | 103,238 | 73 |
| **OTHER ASSETS** | | |
| Deferred tax asset, net | 9,787 | 28,354 |
| **TOTAL ASSETS** | $ 113,025 | $ 28,427 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

|  | 2020 | 2019 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 36,735 | $ 4,774 |
| Note payable - related party | 11,970 | - |
| TOTAL CURRENT LIABILITIES | 48,705 | 4,774 |
| **LONG-TERM LIABILITIES** | | |
| Note payable - related party | - | 1,970 |
| **TOTAL LIABILITIES** | 48,705 | 6,744 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, see note 4 | 169,500 | 168,500 |
| Accumulated deficit | (105,180) | (146,817) |
| TOTAL SHAREHOLDERS' EQUITY | 64,320 | 21,683 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 113,025 | $ 28,427 |

See independent accountant's review report and accompanying notes to financial statements.

**ARKISYS, INC.**
**STATEMENTS OF INCOME**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

|  | 2020 | 2019 |
|---|---|---|
| **REVENUES** | $ 541,000 | $            - |
| **COST OF GOODS SOLD** | 380,338 | - |
| **GROSS PROFIT** | 160,662 | - |
| **OPERATING EXPENSES** |  |  |
| Contractor expense | 19,375 | - |
| General and administrative | 20,708 | 5,378 |
| Sales and marketing | 60,375 | 179 |
| **TOTAL OPERATING EXPENSES** | 100,458 | 5,557 |
| **NET OPERATING INCOME/(LOSS)** | 60,204 | (5,557) |
| **NET INCOME/(LOSS) BEFORE INCOME TAXES** | 60,204 | (5,557) |
| **INCOME TAX BENEFIT/(EXPENSE)** | (18,567) | 1,467 |
| **NET INCOME/(LOSS)** | $ 41,637 | $ (4,090) |

See independent accountant's review report and accompanying notes to financial statements.

**ARKISYS, INC.**
**STATEMENTS OF EQUITY**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

| | Common Stock | | Retained Earnings | Total |
| --- | --- | --- | --- | --- |
| | Shares | Amount | (Accumulated Deficit) | |
| **BEGINNING BALANCE, JANUARY 1, 2019** | 11,571,712 | $ 168,500 | $ (142,727) | $ 25,773 |
| Net loss | - | - | (4,090) | $ (4,090) |
| **ENDING BALANCE, DECEMBER 31, 2019** | 11,571,712 | $ 168,500 | $ (146,817) | $ 21,683 |
| Issuance of common stock | 800,000 | 1,000 | - | $ 1,000 |
| Net income | - | - | 41,637 | $ 41,637 |
| **ENDING BALANCE, DECEMBER 31, 2020** | 12,371,712 | $ 169,500 | $ (105,180) | $ 64,320 |

See independent accountant's review report and accompanying notes to financial statements.

- 5 -

**ARKISYS, INC.**
**STATEMENTS OF CASH FLOWS**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| | | |
| Net income (loss) | $ 41,637 | $ (4,090) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| (Increase) decrease in assets: | | |
| Deferred tax asset, net | 18,567 | (1,467) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 31,961 | 1,798 |
| | | |
| **CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES** | 92,165 | (3,759) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of common stock | 1,000 | - |
| Issuance of note payable - related party | 10,000 | 1,970 |
| | | |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | 11,000 | 1,970 |
| | | |
| **NET INCREASE (DECREASE) IN CASH** | 103,165 | (1,789) |
| | | |
| **CASH AT BEGINNING OF YEAR** | 73 | 1,862 |
| | | |
| **CASH AT END OF YEAR** | $ 103,238 | $ 73 |
| | | |
| | | |
| **CASH PAID DURING THE YEAR FOR:** | | |
| | | |
| **INTEREST** | $ - | $ - |
| | | |
| **INCOME TAXES** | $ - | $ - |

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

   *The Company*
   Arkisys, Inc. (the "Company") was incorporated in the State of California on November 14, 2014. The Company builds Space platforms and vessels that will be able to be re-docked and re-used again and again, enabling low cost lease-based services for new innovations, inventions, communications, and creative assemblies in Space.

   *Going Concern*
   Since Inception, the Company has relied on funds from related party notes and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   *Fiscal Year*
   The Company operates on a December 31st year-end.

   *Basis of Presentation*
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   *Use of Estimates*
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   *Cash and Cash Equivalents*
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020 and 2019, the Company held no cash equivalents.

   *Risks and Uncertainties*
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.      <u>Summary of Significant Accounting Policies (continued)</u>

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020 and 2019, the Company had no accounts receivable.

*Income Taxes*
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses prior to fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.      **Summary of Significant Accounting Policies (continued)**

*Fair Value of Financial Instruments (continued)*

Level 1              - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2              - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3              - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

*Revenue Recognition*
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling space platforms. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized $541,000 and nil in revenue, respectively.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*New Accounting Pronouncements*
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.     <u>Summary of Significant Accounting Policies (continued)</u>

*New Accounting Pronouncements (continued)*

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.  ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.     <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.    **Note Payable – Related Parties**

During 2019 and 2020, related parties has provided short-term loans to the Company valued at $11,970 and $1,970 as of December 31, 2020, and 2019, respectively. Interest is accrued annually at 1.5% per annum. There are no minimum monthly payments. Management intends to pay back the related party loans in the next year.

4.    **Equity**

*Common Stock*
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.00 par value per share. As of December 31, 2020, and 2019, 12,371,712 and 11,571,712 shares have been issued and are outstanding, respectively.

*Equity Incentive*
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of restricted stock to its employees, advisors and subcontractors. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Shares are generally granted in lieu of compensation; those share awards generally vest based on two years of continuous service and with a three-month cliff period. As of December 31, 2020, and 2019, 750,000 and nil shares have been issued under the Plan, respectively. No stock-based compensation has been recorded as of December 31, 2020, as none of the shares have vested.

5.    **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on November 14, 2014, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.    **Subsequent Events**

*Restricted Stock Issuances*
During 2021, a total of 300,000 shares have been issued to an employee, under the same terms as discussed in Note 4.

*Crowdfunding Offering*
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

6.      <u>**Subsequent Events (continued)**</u>

*Managements Evaluation*
The Company has evaluated subsequent events through October 20, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.